

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 17, 2019

David McClung
Chief Financial Officer
BioCardia, Inc.
125 Shoreway Road, Suite B
San Carlos, California 94070

  Re: BioCardia, Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2018
    Filed April 2, 2019
    File No. 000-21419

Dear Mr. McClung:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      Division of Corporation Finance
      Office of Life Sciences